

Reg CF Investment and Corporate Overview
October 2019

What we're building



Remote Controlled Cancer Drug Delivery

Advanced Nanotechnology Drug Delivery for Killing Deep-Seated Tumors
without Harming Normal Tissue



A new paradigm







The Problem

Existing cancer treatments and drug delivery methods cause adverse side effects and can't be used to their full potential.

The Solution

Remote Controlled Cancer Drug Delivery. A one of a kind technology using Scintillating Nanocrystals (SNCs) to transport an inactive cancer drug to a specific tumor site. The drug is absorbed into the tumor and external radiation is applied to the tumor, activating and releasing 100% of the drugs energy within the tumor, sparing surrounding healthy tissue.

A cancer drug delivery vehicle







Global Cancer Technology Inc.
UC San Diego
Moores Cancer Center
A rendering of what happens when a Scintillating NanoCrystal (SNC), depicted below, arrives at a tumor……
In bloodstream no radiation
1 Linker
2 Drug is bound and Inactive
Scintillating NanoCrystal converts ionizing radiation energy to light
4
In tumor during irradiation
6 Linker breaks
5 Light
7 Active drug released
3 Extremely Low Dose of External Radiation
--- Triggers light emission

How our SNCs are designed to decimate deep-seated tumor tissue
A malignant tumor with porous blood vessels
After intravenous injection…
…the SNCs go to the tumor
With localized, very-low-dose radiation…
…..the linkers break and the NanoCrystals release active drug (yellow) only at the tumor
X-rays

In Global Cancer Technology's ***Scintillating NanoCrystals (SNCs)* platform**, scintillators are nanosized spheres comprising of nontoxic minerals and rare earth elements that act as both the delivery vehicle as well as a drug-activating structure. We are building **remote controlled cancer drug delivery**.

Advanced nanotechnology



The infinitesimally tiny *Scintillating NanoCrystals* are just **50 nanometers (nm) in diameter**.

Remote controlled drug delivery





After intravenous injection our *Scintillating NanoCrystals* (SNCs) carry a drug or other payload to the tumor through the blood

Tumor (red)

SNCs - collecting at tumor and entering tumor (yellow)

Injection of SNCs

- Cancer drug molecules **physically linked (bound)** to the SNCs
- Cancer drug molecules are **inactive until unlinked** from the SNC
- Even **a very low dose** of externally administered radiation excites SNCs, and they fluoresces ("light up")
- This **break in the link** activates the previously inactive drug molecules **directly at the tumor**



Who we are

GLOBAL CANCER TECHNOLOGY

Global Cancer Technology is pioneering a new paradigm for killing deep-seated tumors without harming normal tissue.



Our history



- Domiciled in Texas as a LLC in January of 2013

- Acquired patents from University of California San Diego in 2016

- Acquired patents from University of Washington in 2017

- Changed to a Nevada 'C' Corporation in 2017

Our pipeline





MCW Pharmaceuticals

Intellectual Property for making tumor destruction better by making the tumor more receptive to radiation and chemotherapy treatments. This reduces the dose of the cancer drug and enhances treatment efficacy.



NanoMed Tracking

A patent for marking and tracking medical instruments using invisible nano quantum dots and optical recording. This is a breakthrough technology that allows large volumes of medical instruments to be instantaneously scanned with missing instruments immediately determined.

Our pipeline (cont'd)





HIFU+

A patent for an improved way to treat cancer using acoustical shock waves. The process is known as 'boiling histotripsy' and creates a whole new dimension in using High Intensity Focused Ultrasound to treat cancer.



RGS Orbiter

A new medical device that competes with the gamma knife to treat tumors of the brain as well as the rest of the body. The Company hopes to place the first system in the near future.

Thank you for your time



Please, consider joining this unique opportunity alongside more than 100 investors who are participating in the Global Cancer Technology investment opportunity.

The company is delighted to be SEC qualified for a Reg A+ offering, which is planned after the successful completion of this CF offering.

John Clark, CEO
jclark@globalcancertechnology.com